Issuer Free Writing Prospectus, dated September 15, 2011
Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration No. 333-165679
333-165679-01

El Paso Pipeline Partners Operating Company, L.L.C.
Pricing Term Sheet

Issuer:	El Paso Pipeline Partners Operating Company, L.L.C.

Guarantor:	El Paso Pipeline Partners, L.P.

Title of Securities:	5.00% Senior Notes due 2021

Principal Amount:	$500,000,000

Price to the Public:	99.337%

Coupon:	5.00%

Payable:	April 1 and October 1, commencing April 1, 2012

Date of Maturity:	October 1, 2021

Benchmark Treasury:	UST 2.125% due August 15, 2021

Benchmark Yield:	2.085%

Spread to Benchmark Treasury:	+300 bps

Yield to Maturity:	5.085%

Optional Redemption:	Make-whole call at any time at a discount rate of Treasury +45 basis points, except during the period three months prior to the maturity date when the notes may be redeemed at par

CUSIP:	28370TAE9

ISIN:	US28370TAE91

Trade Date:	September 15, 2011

Settlement Date:	September 20, 2011 (T+3)

Joint Book-Running Managers:	J.P. Morgan Securities LLC Deutsche Bank Securities Inc. BNP Paribas Securities Corp. Scotia Capital (USA) Inc.

Co-Managers:	BMO Capital Markets Corp. DnB NOR Markets, Inc. Natixis Securities North America Inc. UniCredit Capital Markets LLC

Revised Capitalization Disclosure

In the As Adjusted column of the capitalization table on page S-20 of the preliminary prospectus supplement relating to the offering of the notes, Cash and cash equivalents is $160, EPB/EPB Operating revolving credit facility is zero, Unamortized discount is $7, Total long-term debt and other financing obligations is $3,968, and Total capitalization is $6,006. (All amounts in millions)

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at (212) 834-4533, Deutsche Bank Securities Inc. at (800) 503-4611, BNP Paribas Securities Corp. at (800) 854-5674, or Scotia Capital (USA) Inc. at (800) 372-3930.